CONSENT OF CHARLES BEAUDRY

The undersigned hereby consents to all references to him as a non-independent qualified person in or incorporated by reference in the Annual Report on Form 40-F being filed by Metalla Royalty & Streaming Ltd. in connection with certain technical and scientific information described therein.

I also consent to the reference to me under the heading “Interests of Experts,” which appears in the Annual Information Form included in such Annual Report on Form 40-F.

/s/ Charles Beaudry
Charles Beaudry
25 September, 2019